EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Bezeq The Israel Telecommunication Corp. Limited reported that on February 17, 2011 it received from an Israeli banking corporation a letter of undertaking to provide long-term credit of up to NIS 1.5 billion for the purpose of financing its cash flow needs. The credit line may be utilized over a period of one year subject to the terms determined by the parties.